Filed by Rotor Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rotor Acquisition Corp.

Commission File No.: 001-39897

Rotor Acquisition Corp. and Sarcos Robotics Announce Filing of Definitive Proxy Statement and the September 15, 2021, Special Meeting to Vote on Business Combination

Special meeting of the Rotor Acquisition Corp. (“Rotor”) stockholders in lieu of the 2021 annual meeting to approve the proposed business combination with Sarcos Robotics (“Sarcos”) will be held on September 15, 2021, at 10:00 a.m. ET.

Stockholders, as of the close of business on the record date of August 2, 2021, are encouraged to vote their shares.

Committed PIPE investment meets the minimum cash condition for close, and an affirmative vote will enable the combination to proceed.

Rotor’s board of directors recommends stockholders vote “FOR” all of the proposals at the Special Meeting.

For more information, Rotor’s stockholders are encouraged to carefully read the entire definitive proxy statement filed in connection with the proposed business combination.

SALT LAKE CITY – August 9, 2021 – Sarcos Robotics (“Sarcos”), a leader in the development of next-generation robotic systems that augment humans to enhance productivity and safety, and Rotor Acquisition Corp. (NYSE: ROT.U, ROT, and ROT WS), a special purpose acquisition company, announced that Rotor’s definitive proxy statement (the “Proxy Statement”) relating to the previously announced proposed business combination (the “Business Combination”) with Sarcos has been filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 6, 2021.

The filing of the definitive proxy statement is an important step in Sarcos becoming a publicly-traded company, with the goal of being listed on the Nasdaq at the close of the transaction. As previously announced, the business combination is expected to deliver up to $496 million of gross proceeds to Sarcos, including up to $220 million from a fully committed PIPE anchored by strategic and institutional investors.

On August 9, 2021, Rotor will commence mailing of the Proxy Statement, which contains a notice and voting instruction form or a proxy card relating to the special meeting of the Rotor stockholders in lieu of the 2021 annual meeting (the “Special Meeting”) to ROT stockholders of record as of the close of business on the record date of August 2, 2021.

The Special Meeting to approve the Business Combination is scheduled to be held on September 15, 2021, at 10:00 a.m. ET. The Special Meeting will be conducted entirely virtually and can be accessed via a live audio webcast at https://www.cstproxy.com/rotoracquisition/2021. Virtual attendees will be able to submit questions before and during the meeting through the virtual meeting portal by typing in the “Submit a question” box. If the proposals at the Special Meeting are approved, the parties anticipate that the business combination will close shortly thereafter, subject to the satisfaction or waiver, as applicable, of all other closing conditions.

Upon closing, the combined company’s shares of Class A common stock (“Class A Stock”) and redeemable warrants (“Warrants”) are expected to be listed on The Nasdaq Stock Market LLC under the ticker symbols “STRC” and “STRCW” respectively. Any Rotor units will automatically separate into the component shares of Class A Stock and Warrants upon the consummation of the Business Combination.

The transaction, which has been unanimously approved by the boards of directors of both Rotor and Sarcos, is expected to close in the third quarter of 2021, subject to regulatory and stockholder approvals and other customary closing conditions.

Every stockholder’s vote matters, regardless of the number of shares held. Accordingly, Rotor encourages stockholders to vote by submitting their proxies as soon as possible and by no later than 11:59 p.m. ET on September 14, 2021, to ensure that the stockholder’s shares will be represented at the Special Meeting. Proxies may be submitted by Internet or mail. Votes submitted by mail must be received by 5:00 p.m. ET on September 14, 2021. Additional instructions may be found in the Proxy Statement and on the proxy card. Rotor’s board of directors unanimously recommends that stockholders vote “FOR” the Business Combination with Sarcos and all other proposals at the Special Meeting. Stockholders who hold shares in “street name” (i.e., those stockholders whose shares are held of record by a broker, bank, or other nominee) should contact their broker, bank, or nominee to ensure that their shares are voted.

If any individual Rotor stockholder has not received a copy of the Proxy Statement, such stockholder should (i) confirm his, her or its status with his, her or its broker or (ii) contact Morrow Sodali LLC, Rotor’s proxy solicitor, for assistance toll-free at (800) 662-5200 (for individuals) or (203) 658-9400 (for banks and brokers), or by email at ROT.info@investor.morrowsodali.com.

Rotor will host a live and virtual analyst day presentation on Wednesday, August 18, 2021, from 11:00 a.m. ET to 12:00 p.m. ET. Ben Wolff, Chairman and Chief Executive Officer of Sarcos, will be joined by other senior management team members to provide an update on the company’s advanced, highly dexterous mobile industrial robotic systems, growth strategies, and strategic initiatives. A link to the webcast of the presentation will be available on the Sarcos investor relations website.

About Sarcos Robotics

Sarcos Robotics is a leader in industrial robotic systems that augment human performance by combining human intelligence, instinct, and judgment with the strength, endurance, and precision of machines to enhance employee safety and productivity. Leveraging more than 30 years of research and development, Sarcos’ mobile robotic systems, including the Guardian® S, Guardian® GT, Guardian® XO®, and Guardian® XT™, are designed to revolutionize the future of work wherever physically demanding work is done. Sarcos is based in Salt Lake City, Utah, and backed by Caterpillar Venture Capital Inc., Delta Air Lines, GE Ventures, Microsoft, and Schlumberger. For more information, please visit www.sarcos.com and the Sarcos investor relations website.

About Rotor Acquisition Corp.

With approximately 100 years of combined experience in investing and managing capital across markets and industries, structuring transactions, and building businesses and led by Chief Executive Officer Brian Finn, Chairman of the Board Stefan M. Selig, and Director John D. Howard, Rotor Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with potential target companies with certain industry and business characteristics within the areas of disruptive consumer and industrial technologies. For more information, please visit www.rotoracquisition.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Rotor’s and Sarcos’ expectations or predictions of future business performance or conditions, Sarcos’ product roadmap, including the expected timing of commercialization or new product releases and the expected capabilities of products currently in development. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or “continue” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements, including risks related to Sarcos’ ability to execute on its business strategy, attract and retain users, develop new offerings. These forward-looking statements are based on Sarcos’ management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and Sarcos is not under any obligation and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Rotor has filed or will file from time to time with the SEC. In addition to factors previously disclosed in Rotor’s reports filed with the SEC and those identified in this press release, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the potential business combination, including the risk that any required regulatory approvals or stockholder approvals of Rotor are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination; failure to realize the anticipated benefits of the potential business combination; Sarcos’ ability to execute on its business strategy, develop new products and services and enhance existing products and services; ability to respond rapidly to emerging technology trends; ability to compete effectively and manage growth and costs; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Rotor’s definitive proxy statement filed with the SEC on August 6, 2021 and other documents of Rotor filed, or to be filed, with SEC.

No Offer or Solicitation

This press release does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This press release also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Rotor, Sarcos and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Rotor, in favor of the approval of the merger. Information regarding Rotor’s directors and executive officers is contained in the section of Rotor’s Form S-1 titled “Management,” which was filed with the SEC on December 18, 2020. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement and other relevant documents filed with the SEC when they become available. The documents filed by Rotor with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Rotor upon written request to Rotor Acquisition Corp., The Chrysler Building, 405 Lexington Avenue, New York, New York 10174.

Contact:

Sarcos Robotics

Ben Mimmack

Director of Investor Relations

(801) 419-0438

pr@sarcos.com
ir@sarcos.com

MZ Group

Chris Tyson

Executive Vice President

MZ Group – MZ North America

(949) 491-8235

STRC@mzgroup.us

Additional Information

In connection with the potential business combination (the “Potential Business Combination”) between Rotor Acquisitions Corp. (“Rotor”) and Sarcos Corp. (“Sarcos”), Rotor has filed with the U.S. Securities and Exchange Commission (“SEC”) a definitive proxy statement on August 6, 2021 (the “proxy statement”). This presentation does not contain all the information that should be considered concerning the Potential Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Rotor’s shareholders and other interested persons are advised to read the proxy statement and other documents filed in connection with the Potential Business Combination, as these materials will contain important information about Rotor, Sarcos and the Potential Business Combination.  The proxy statement and other relevant materials for the Potential Business Combination will be mailed to shareholders of Rotor as of August 2, 2021, the record date established for voting on the Potential Business Combination. Shareholders will also be able to obtain copies of the proxy statement and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Rotor Acquisition Corp. 405 Lexington Avenue, New York, New York 10174.

No Offer or Solicitation

Nothing herein constitutes an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Rotor and its directors and executive officers may be deemed participants in the solicitation of proxies from Rotor’s shareholders with respect to the Potential Business Combination. A list of the names of those directors and executive officers and a description of their interests in Rotor is contained in Rotor’s proxy statement related to the Potential Business Combination, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Rotor Acquisition Corp. 405 Lexington Avenue,  New York, New York 10174. Additional information regarding the interests of such participants is contained in the proxy statement for the Potential Business Combination.

Sarcos and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Rotor in connection with the Potential Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Potential Business Combination are included in the proxy statement.

Forward-Looking Statements

All statements in this press release other than statements of historical fact, including, but not limited to, statements regarding Sarcos’ future operating results, financial position, business strategy, addressable market, anticipated benefits of its technologies, and plans and objectives for future operations and offerings are “forward-looking statements” and can often be identified by the use of terminology such as “may,” “will,” “estimate,” “intend,” “continue,” “believe,” “expect,” “anticipate,” “should,” “could,” “potential,” “projection,” “forecast,” “plan,” “trend,” “assumption,” “opportunity,” “predict,” “seek,” “target,” or similar terminology, although not all forward-looking statements contain these identifying terms. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the transaction and the potential success of Sarcos’ strategy, and expectations related to the terms and timing of the transaction. These forward-looking statements are based upon Sarcos management’s current expectations, assumptions and estimates as of the date of this presentation and are not guarantees of future results or the timing thereof. These forward-looking statements are provided for illustrative purposes only and are not intended to serve, and must not be relied on by any investor, as a guarantee, assurance, prediction or definitive statement of fact or probability. Actual results may differ materially from those contemplated in these statements due to a variety of risks and uncertainties, including, but not limited to, risks and uncertainties related to the inability of the parties to successfully or timely consummate the Potential Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Potential Business Combination, and the failure to realize the anticipated benefits of the Potential Business Combination; Sarcos’ ability to execute on its business strategy, ability to attract and retain customers, ability to develop new products and services and enhance existing products and services, ability to respond rapidly to emerging technology trends, ability to compete effectively and ability to manage growth; the duration and global impact of COVID-19; the number of redemption requests made by Rotor’s public stockholders and the ability of Rotor or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Rotor’s proxy statement and other documents of Rotor filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Rotor nor Sarcos presently know of that Rotor and Sarcos currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Rotor’s and Sarcos’ expectations, plans or forecasts of future events and views as of the date of this presentation. Rotor and Sarcos anticipate that subsequent events and developments will cause Rotor’s and Sarcos’ assessments to change.